UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K

[X] Form 10-QSB [ ] Form N-SAR

For Period Ended: September 30, 2000

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing

Form. Please Print or Type.

Nothing in this form shall be construed to imply that

the Commission has verified any information contained

herein.

If the notification relates to a portion of the

filing checked above, identify the Item(s) to which the

notification relates:

PART I -- REGISTRANT INFORMATION

Hudson's Grill International, Inc.

Full Name of Registrant

Former Name if Applicable

16970 Dallas Parkway, Suite 402

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75248

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without

unreasonable effort or expense and the registrant seeks

relief pursuant to Rule 12b-25(b), the following should be

completed. Check if appropriate: XX

(a) The reasons described in reasonable detail in Part

III of this form could not be eliminated without

unreasonable effort or expense;

(b) The subject annual report, semi-annual report,

transition report on Form 10-K, Form 20-F, 11-K; or Form

N-SAR, or portion thereof, will be filed on or before the

fifteenth calendar day following the prescribed due date;

or the subject quarterly report or transition report on

Form 10-Q, or portion thereof will be filed on or before

the fifth calendar day following the prescribed due date;

and

(c) The accountant's statement or other exhibit required

by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms

10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition

report or portion thereof, could not be filed within the

prescribed time period.

The CPA's review of the company's financial statements was not received until the due date for Form 10-QSB; the company has not had the time to examine the CPA's review and then to write up the MD&A and complete the 10-QSB.

(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in

regard to this notification

Robert W. Fischer, Counsel to Registrant; 214-361-7301

Name (Area Code)(Telephone Number)

(2) Have all other periodic reports required under

Section 13 or 15(d) of the Securities and Exchange Act of

1934 or Section 30 of the Investment Company Act of 1940

during the preceding 12 months or for such shorter period

that the registrant was required to file such report(s)

been filed? If answer is no, identify report(s).

[X] Yes

(3) Is it anticipated that any significant change in

results of operations from the corresponding period for

the last fiscal year will be reflected by the earnings

statements to be included in the subject report or portion

thereof?

[ X] No

If so, attach an explanation of the anticipated change,

both narratively and quantitatively, and, if appropriate,

state the reasons why a reasonable estimate of the results

cannot be made.

Hudson's Grill International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by

the undersigned hereunto duly authorized.

Date: November 14, 2000

By:

David L. Osborn

President

INSTRUCTION: The form may be signed by an executive

officer of the registrant or by any other duly authorized

representative. The name and title of the person signing

the form shall be typed or printed beneath the signature.

If the statement is signed on behalf of the registrant by

an authorized representative (other than an executive

officer), evidence of the representative's authority to

sign on behalf of the registrant shall be filed with the

form.

ATTENTION

Intentional misstatements or omissions of fact constitute

Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR

240.12b-25) of the General Rules and Regulations under the

Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this

form and amendments thereto must be completed and filed

with the Securities and Exchange Commission, Washington,

D.C. 20549, in accordance with Rule 0-3 of the General

Rules and Regulations under the Act. The information

contained in or filed with the form will be made a matter

of public record in the Commission files.

3. A manually signed copy of the form and amendments

thereto shall be filed with each national securities

exchange on which any class of securities of the

registrant is registered.

4. Amendments to the notifications must also be filed on

form 12b-25 but need not restate information that has been

correctly furnished. The form shall be clearly identified

as an amended notification.

5. Electronic Filers. This form shall not be used by

electronic filers unable to timely file a report solely

due to electronic difficulties. Filers unable to submit

a report within the time period prescribed due to

difficulties in electronic filing should comply with

either Rule 201 or Rule 202 of Regulation S-T (section

232.201 or section 232.202 of this chapter) or apply for

an adjustment in filing date pursuant to Rule 13(b) of

Regulation S-T (section 232.13(b) of this chapter).